Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401221
Planta Sacos
Teléfonos (043) 401235 - 401236
Planta Bolsas
Teléfonos (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfonos (02) 9012416 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

BEST AVAILABLE COPY

Rule 12g3-2 (b) File N° 82-4240

Caracas, april 30th , 2002

02028785

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

02 MAY -6

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Attention: Special Counsel
Office of International Corporate Finance

P

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

SUPPL

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

dlw 5/6

Leticia Level
Corporate Treasurer
llevel@manpa.com.ve
Fax N° 58-212-901-23-17

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of Manpa]

Caracas, April 15, 2002.

Citizen

President of the **CARACAS STOCK MARKET**

Your Office.

For your due knowledge and for the purposes derived thereon, I attach hereto notification published in two (2) major newspapers, corresponding to **General Shareholders' Meeting** of this company to be held next **April 18, 2002**.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. CARLOS E. DELFINO T. (signed) Illegible.

President.

Enclosed as indicated.

<u>Translator's Note</u>: At the bottom margin there is a wet seal that reads as follows: "Reception. 1st floor. 02 April 16 (illegible). RECEIVED. Acceptance does not mean approval of its content.--

EL UNIVERSAL

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **General Shareholders' Meeting** to be held **at 3:00 p.m., on April 18, 2002** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes:

1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2001 in view of the reports by the Board of Directors and the Statutory Auditor.
2) Appointing members of the Board of Directors for the next statutory term.
3) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders.

Shareholders are hereby inform that the audited Financial Statements, the reports by the Statutory Auditor and other documents related herein have been at their disposal at company premises from March 24, 2002.

Caracas, April 10, 2002.

For the **BOARD OF DIRECTORS.**

CARLOS DELFINO T. President.---

EL NACIONAL

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **General Shareholders' Meeting** to be held **at 3:00 p.m., on April 18, 2002** in our premises situated in Avenida

Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes:

1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2001 in view of the reports by the Board of Directors and the Statutory Auditor.
2) Appointing members of the Board of Directors for the next statutory term.
3) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders.

Shareholders are hereby inform that the audited Financial Statements, the reports by the Statutory Auditor and other documents related herein have been at their disposal at company premises from March 24, 2002.

Caracas, April 10, 2002.

For the **BOARD OF DIRECTORS**.

CARLOS DELFINO T. President.---

[Letterhead of MANPA]

Caracas, April 14, 2002.

Messrs

NATIONAL SECURITIES COMMISSION

Present.

For the purposes of evidencing that the Balance Sheet, the State of Earnings, the Equity account statement and the Cash flow statement at December 31, 2001 as well as the reports by the Statutory Auditors were at the disposal of shareholders, pursuant to the provisions of Article 113 of the Capital Market law, we attach hereto notification published in a newspaper of major circulation. Likewise, we inform you that the General Shareholders' Meeting will be held on April 18, 2002.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible. President.

Enclose as indicated.

Translator's Note: At the upper margin there is a wet seal that reads as follows: "National Securities Commission. 02 March-5. 10:25 a.m. National Securities Registry. Received."--

[Logo of MANPA] Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

Shareholders of this company are hereby informed that the Audited Financial Statements together with the reports by the Statutory Auditor are available in the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 12, from the date of this publication, thus complying with the provisions of Article 113 of the Capital Market Law.

Caracas, March 24, 20002.

THE BOARD OF DIRECTORS.--

[Letterhead of MANPA]

Caracas, April 5, 2002.

Citizen

President of the NATIONAL SECURITIES COMMISSION

Your Office

For the purposes of its due approval, I do herewith attach notification to be published in local newspapers for the **General Shareholders' Meeting** of this company, which date has been set for **April 18, 2002**. Likewise, we attach hereto the following documents:

- Consolidated Financial Statements, years ended December 31, 2001.
- Reports by the Statutory Auditors.
- Proposal to be submitted by the Board of Directors.

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible. President.

Enclose as indicated.--

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **General Shareholders' Meeting** to be held **at 3:00 p.m., on April 18, 2002** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes:

1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2001 in view of the reports by the Board of Directors and the Statutory Auditor.
2) Appointing members of the Board of Directors for the next statutory term.
3) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders.

Shareholders are hereby inform that the audited Financial Statements, the reports by the Statutory Auditor and other documents related herein have been at their disposal at company premises from March 24, 2002.

Caracas, April 10, 2002.

For the **BOARD OF DIRECTORS**.

CARLOS DELFINO T. President.---

[Letterhead of MANPA]

GENERAL SHAREHOLDERS' MEETING

APRIL 18, 2002

PROPOSAL

THIRD ITEM OF THE NOTIFICATION.- Agreeing on a dividend decree to be allocated to shareholders. It is hereby proposed an ordinary cash dividend of Two Bolivars (Bs.2.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million

INTERPRETE PUBLICO 6 JUDITH X. HERNANDEZ MORA

Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, chargeable to the Undistributed profit account at December 31, 2001 payable to registered shareholders on the fifth business day (limit transaction date with benefit) following publication in two (2) newspapers of major national circulation of the notification of dividends authorized by the National Securities Commission, payable from the ninth business day after this last date (effective registry date of the benefit). Payment has to be made during the present year, in one or more portions.

Likewise, it is hereby delegated to the Board of Directors the setting of the registry date and payment in time appointed therefore.

(signed) Illegible.

Translator's Note: At the upper margin there is a wet seal that reads as follows: "National Securities Commission. 02 March- 5. 10:27 a.m. National Securities Registry. Received."--

Caracas, March 19, 2002.

Messrs

Shareholders of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Present.

Dear sirs:

In our capacities as Statutory Auditors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A., appointed as per General Shareholders' Meeting as of April 27, 2001 we have examined the Consolidated Balance Sheet of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries at December 31, 2001 ad the Consolidated State of Earnings for the term going from January 1 and December 31, 2001.

Our revision included an analysis of the Financial Statements, periodical interviews with Company executives and other procedures we deem necessary based on the circumstances. We also review the Consolidated General Balance, the associated State of Earnings, Equity account movement and Cash Flows of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries, as per report by the External Company Auditors as of February 19, 2002 that needs to be considered together with this report.

In our opinion, the financial statements aforementioned present fairly the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries at December 31, 2001 and the results from its operations for the term ended on this date, pursuant to the standards used to prepare these financial statements by entities subject to control by the National Securities Commission.

We thus comply with the task you trusted on us, we thank you and are pleased to be at your orders.

Sincerely,

Jacobo J. Cohén R. (signed) Illegible.

Main Statutory Auditor. College of Administrators 12.915.

Isabel Quintero G. (signed) Illegible.

Main Statutory Auditor. Certified Public Accountant 15.197

Translator's Note: At the upper margin there is a wet seal that reads as follows: "National Securities Commission. 02 March -5. 10:27 a.m. National Securities Registry. Received."--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

CONSOLIDATED BALANCE SHEET, DECEMBER 31, 2001

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2001 (Stated in thousands of bolivars)

ASSETS

CURRENT ASSETS:	
Cash	7,249,592
Bills and accounts receivable, net	33,188,405
Advances to suppliers	1,463,996
Inventory	25,089,918
Expenses paid in advance	233,755
Other current assets	16,151,991
Total current assets	83,377,657
LONG-TERM SPARE PARTS INVENTORY	1,897,330
INVESTMENTS IN AFFILIATES, Net	4,547,501

PROPERTY, PLANT AND EQUIPMENT, Net	226,999,429
DIFFERED CHARGES AND OTHER ASSETS, Net	1,308,915
TOTAL	318,130,832
EQUITY AND LIABILITIES	
CURRENT LIABILITIES:	
Promissory Notes and bank overdrafts	467,673
Current portion of long-term loans	7,164,717
Current portion of Issued current obligations	4,690,800
Documents payable	2,862,844
Accounts payable	23,625,093
Accrued expenses payable	3,652,013
Taxes payable	339,594
Total current liabilities	42,802,734
LONG-TERM LOANS	8,405,000
PROVISION FOR SEVERANCE BENEFITS	4,814,206
OTHER LIABILITIES AND DEFERRED CREDITS	252,825
MINORITY INTERESTS	979,902
Total liabilities	57,254,667
EQUITY	
Capital stock 2,294,009,424 COMMON SHARES OF Bs.10 each	22,940,094
Capital stock updating	46,692,596
Total capital stock	69,632,690
Updated net balance for future capital increases	119,593,551
Accrued result for translation from foreign subsidiary	200,063
Retained earnings:	
Legal reserve	6,963,269
Undistributed	31,576,242
Results from holding of non-monetary assets	32,910,350
Total equity	260,876,165

TOTAL	318,130,832

Jacobo J. Cohén R. (signed) Illegible.

Main Statutory Auditor. College of Administrators 12.915.

Isabel Quintero G. (signed) Illegible.

Main Statutory Auditor. Certified Public Accountant 15.197

Translator's Note: At the upper margin there is a wet seal that reads as follows: "National Securities Commission. 02 March-5. 10:27 a.m. National Securities Registry. Received."---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATE OF EARNINGS

FOR THE YEAR ENDED AT DECEMBER 31, 2001 RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2001 (Restated in thousands of bolivars, except Net profit per share)

NET SALES	158,100,109
COST OF SALES	103,687,368
GROSS PROFIT	54,412,741
SALES EXPENSES	21,799,170
OVERHEADS AND ADMINISTRATION EXPENSES	10,603,714
	32,402,884
OPERATING PROFITS	22,009,857
OTHER INCOME (EXPENDITURES):	
Investment loss, net	(8,224,117)
Others, net	(2,999,999)
	(11,224,116)
INTEGRAL FINANCING INCOME (COST):	
Interests expenses	(6,246,188)
Interests on temporary investments	683,873
Exchange differences, net	(1,331,897)
Monetary earnings	3,518,701
	(3,375,511)

INCOME BEFORE TAX	7,410,230
INCOME TAX PROVISION	2,437,228
	869,103
PROFIT BEFORE PARTICIPATING IN RESULTS FROM AFFILIATES	4,973,002
PARTICIPATION IN RESULTS FROM AFFILIATES	(440,892)
PROFIT BEFORE MINORITY INTERESTS	4,532,110
MINORITY INTERESTS	(18,074)
NET PROFIT	4,514,036
NET PROFIT PER SHARE (2,294,009,424 average shares)	1.97

Jacobo J. Cohén R. (signed) Illegible.

Main Statutory Auditor. College of Administrators 12.915.

Isabel Quintero G. (signed) Illegible.

Main Statutory Auditor. Certified Public Accountant 15.197

Translator's Note: At the upper margin there is a wet seal that reads as follows: "National Securities Commission. 02 March-5. 10:27 a.m. National Securities Registry. Received."--

Deloitte & Touche.

Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Subsidiaries.

Report by Independent Public Accountants.

Consolidated Financial Statements. Years ended at December 31, 2001 and 2000.

Translator's Note: At the upper margin there is a wet seal that reads as follows: "National Securities Commission. 02 March-5. 10:29 a.m. National Securities Registry. Received."--------

The foregoing is the true and exact translation of the attached document which I compared against its original IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, April 27th, 2002.

JUDITH HERNANDEZ MORA

División Papel Imprimir, Escribir, Embalar
Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072
Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380
MANPA
Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ven
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 15 de abril de 2002

Ciudadano
Presidente de la
BOLSA DE VALORES DE CARACAS
Presente

Para su debido conocimiento y fines consiguientes, anexo a la presente les remito aviso publicado en dos (2) diarios de mayor circulación, correspondientes a la **Asamblea General Ordinaria de Accionistas** de esta compañía que se celebrará el próximo día **18 de abril de 2002**

Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

RECIBIDO
NO IMPLICA ACEPTACION DE SU CONTENIDO
02 APR 16

RECEPCION PISO - 1

EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO • PREMIO A LA EXCELENCIA DE LA SND

MIERCOLES 10 DE ABRIL DE 2002, CARACAS, VENEZUELA - AÑO XCIII - Nº 33.314 - DEPOSITO LEGAL PP-190901DF43

MANPA

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Capital Autorizado	Bs. 45.880.188.480,oo
Capital Suscrito	Bs. 22.940.094.240,oo
Capital Pagado	Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 18 de abril de 2002, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2001, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.

3° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 24 de marzo de 2002.

Caracas, 10 de abril de 2002

Por LA JUNTA DIRECTIVA

CARLOS DELFINO T.
Presidente

MANPA

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Capital Autorizado	Bs. 45.880.188.480,oo
Capital Suscrito	Bs. 22.940.094.240,oo
Capital Pagado	Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 18 de abril de 2002, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2001, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.

3° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 24 de marzo de 2002.

Caracas, 10 de abril de 2002

Por LA JUNTA DIRECTIVA

CARLOS DELFINO T.
Presidente

RECIBIDO APR 1 ... SIN ACEPTACIÓN CONTENIDO



REPUBLICA BOLIVARIANA DE VENEZUELA
JUZGADO SEXTO DE PRIMERA INSTANCIA EN LO CIVIL, MERCANTIL Y DEL TRANSITO DE LA CIRCUNSCRIPCION JUDICIAL DEL AREA METROPOLITANA DE CARACAS
Caracas, 6 de junio de 2001
191° y 142°
CARTEL DE INTIMACION

A LA CIUDADANA: AURISTELA PEREZ DE HERNANDEZ que con motivo del juicio por EJECUCION DE HIPOTECA sigue en su contra VENEZOLANA ENTIDAD DE AHORRO Y PRESTAMO, C.A.; deberá comparecer por ante este Tribunal dentro de los Tres (3) días de despacho siguientes a su intimación, ... en el artículo 650 del Código de Procedimiento Civil ... REPUBLICA BOLIVARIANA DE VENEZUELA. EN SU ...

... LA JUEZ TEMPORAL, ROSSANA GAMBOA — LA SECRETARIA, CARMEN CECILIA ... Exp. N° 0009/2002

EDICTO
REPUBLICA BOLIVARIANA DE VENEZUELA
JUZGADO VIGESIMO DE MUNICIPIO DE LA CIRCUNSCRIPCION JUDICIAL DEL AREA METROPOLITANA DE CARACAS
Caracas, 30 de enero de dos mil dos (2.002)
191° y 142°
SE HACE SABER:
... DIOS Y FEDERACION
LA JUEZ,
DRA. ANNA ALEJANDRA MORALES LAIRE
Exp. 820

REPUBLICA BOLIVARIANA DE VENEZUELA
EN SU NOMBRE
JUZGADO SUPERIOR DECIMO EN LO CIVIL, MERCANTIL Y DEL TRANSITO DE LA CIRCUNSCRIPCION JUDICIAL DEL AREA METROPOLITANA DE CARACAS
CARACAS, 11 DE MARZO DE 2002
191° y 142°
CARTEL DE NOTIFICACION
SE HACE SABER:
Al ciudadano ROBERT HOBACA MORFE, ... DIOS Y FEDERACION. EL JUEZ, Dr. JOSE MANUEL PEREIRA ...
Exp. No. 4239

REPUBLICA BOLIVARIANA DE VENEZUELA
EN SU NOMBRE
JUZGADO SUPERIOR DECIMO EN LO CIVIL, MERCANTIL Y DEL TRANSITO DE LA CIRCUNSCRIPCION JUDICIAL DEL AREA METROPOLITANA DE CARACAS
Caracas, 11 de Marzo de 2002
191° y 143°

... demandada en el juicio que por ante este Tribunal, le sigue ASOCIACION COOPERATIVA MIXTA CENTRO COOPERATIVO DE CARACAS R.L. (COOPERCENTRO), por RESOLUCION DE CONTRATO, ... Todo de conformidad con el artículo 223 del Código de Procedimiento Civil. DIOS Y FEDERACION.
LA JUEZ,
Dra. ANNA ALEJANDRA MORALES LAIRE
Exp. 862

TRIBUNAL DE PROTECCION DEL NIÑO Y DEL ADOLESCENTE DE LA CIRCUNSCRIPCION JUDICIAL DEL ESTADO MERIDA, SALA DE JUICIO, JUEZ UNIPERSONAL N° 03
MERIDA, CUATRO DE MARZO DEL AÑO DOS MIL DOS
191° y 143°
EDICTO
SE HACE SABER
A cuantas personas tengan interés directo y manifiesto en la demanda de INQUISICION DE PATERNIDAD intentada por la ciudadana CARMEN BESTALIA PEREZ NORIEGA, en contra del ciudadano JAIRO GREGORIO DAVILA, ...
JUEZ PROVISORIO N° 03
ABOG. YOLANDA RIVAS GUERRERO
SECRETARIA TITULAR
ABOG. ANA LEONOR PEÑA ROJAS

JUZGADO SEXTO DE PRIMERA INSTANCIA EN LO CIVIL, MERCANTIL Y DEL TRANSITO DE LA CIRCUNSCRIPCION JUDICIAL DEL AREA METROPOLITANA DE CARACAS.
Caracas, 04 de Abril del año 2001.
190° y 142°
EDICTO
SE HACE SABER:
Que con motivo del Juicio de PRESCRIPCION ...

REPUBLICA DE VENEZUELA
JUZGADO VIGESIMO DE MUNICIPIO DE LA CIRCUNSCRIPCION JUDICIAL DEL AREA METROPOLITANA DE CARACAS
Caracas, 18 de marzo del 2002
191° y 143°
CARTEL DE CITACION
SE HACE SABER:
A la ciudadana LILIA PARRA CARDONA en su carácter de demandada en el juicio que le sigue por ante este Tribunal la ciudadana ANNA GULLO DE FERRANTE se contra por Cumplimiento de Contrato ... establecido en el artículo 223 del Código de Procedimiento Civil.
DRA. ANNA ALEJANDRA MORALES
JUEZ
Exp N° D-949.alba

EXPEDIENTE N° 38.368
CARTEL DE NOTIFICACION
REPUBLICA BOLIVARIANA DE VENEZUELA
EN SU NOMBRE
EL JUZGADO SEGUNDO DE PRIMERA INSTANCIA EN LO CIVIL Y MERCANTIL DE LA CIRCUNSCRIPCION JUDICIAL DEL ESTADO ZULIA.
HACE SABER:
A LOS CIUDADANOS: EDUARDO BORGES PAZ y/o MANUEL BETANCOURT, ...

... EL JUEZ, ABG. EDGAR LOPEZ — LA SECRETARIA ACC. ... Exp. N° 259-2.001.-

REPUBLICA BOLIVARIANA DE VENEZUELA
JUZGADO SEXTO DE PRIMERA INSTANCIA EN LO CIVIL, MERCANTIL Y DEL TRANSITO DE LA CIRCUNSCRIPCION JUDICIAL DEL AREA METROPOLITANA DE CARACAS.
CARACAS, 8 DE OCTUBRE DE 2001
191° y 142°
CARTEL DE INTIMACION
SE HACE SABER:
A: JULIO RAFAEL REYES TORREALBA, que con motivo del procedimiento que por EJECUCION DE HIPOTECA seguido por LUCILA SANZ DE ARRAÑO, ... la cantidad de DIEZ MILLONES OCHOCIENTOS OCHENTA MIL BOLIVARES (Bs. 10.880.000,00) ... UN MILLON OCHENTA Y OCHO MIL BOLIVARES (Bs. 1.088.000,00) ...

SE HACE SABER:
A la parte demandada GERARDO ALFREDO HERNANDEZ y JULLY MIRELLI HERNANDEZ ... BOLIVARIANA DE VENEZUELA. JUZGADO ... DE PRIMERA INSTANCIA EN LO CIVIL ... EL NACIONAL ...

Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072

Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Vene
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
REGISTRO NACIONAL DE VALORES
RECIBIDO
02 MAR -5 AM 10: 25

Caracas, 4 de abril de 2002

Señores
COMISION NACIONAL DE VALORES
Presente

A los fines de que conste que estuvo a disposición de los accionistas el Balance General, el Estado de Resultados, el Estado de Cuentas de Patrimonio y el Estado de Movimiento del Efectivo al 31 de diciembre de 2001 y el Informe de los Comisarios, de conformidad con lo establecido en el Artículo 113 de la Ley de Mercado de Capitales, adjuntamos el aviso publicado en un diario de mayor circulación. Asimismo, les informamos que la Asamblea Ordinaria se efectuará el día 18 de abril de 2002.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

casep

Caja de Ahorros Sector Empleados Públicos
MARNR - MINFRA - INOS (JUBILADOS)
INPARQUES - FEA - ICLAM - FUNDAINCENDIO
CONAVI - HIDROVEN Y FILIALES

COMUNICADO

Hoy 21 de Marzo del 2002, se reunió la Comisión Electoral Principal, para las elecciones 2002 - 2004, de "C.A.S.E.P.", integrada por Ángel García, William Chacon, Juan Ortiz y Eva Guarate, en su carácter de Presidente, Vice-Presidente, Secretario y Suplente respectivamente, se acordó por unanimidad basado en el artículo 13 del Reglamento Electoral de la Caja de Ahorros Sector Empleados Públicos de "C.A.S.E.P." y el artículo 17 del mismo, fijar las fechas de las elecciones para la designación del nuevo Consejo de Administración y de Vigilancia, coordinadores de los Comités de Desarrollo Social y de Delegados que regirán la Administración de esta Asociación para el período 2002 2004, la cual se cumplirá de acuerdo al siguiente cronograma de actividades:

1.- Instalaciones de las Sub-Comisiones Electorales Regionales desde el 12/03/02 hasta el 02/04/02.
2.- Para la postulación e inscripción de los candidatos será desde el 08/04/02 hasta el 22/04/02.
3.- De la Propaganda Electoral desde el 06/05/02 hasta el 17/05/02.
4.- El Acto de Votación elecciones "C.A.S.E.P." se efectuará el 20/05/02.

Atentamente,
Por la Comisión Electoral Principal.

Ángel García — Presidente
Juan Ortiz — Secretario

MANPA

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

Se participa a los señores accionistas de esta empresa que los Estados Financieros auditados y los informes de los Comisarios, están a su disposición en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 12, a partir de la fecha de esta publicación, dando así cumplimiento con lo establecido en el Artículo 113 de la Ley de Mercado de Capitales.

Caracas, 24 de marzo de 2002

LA JUNTA DIRECTIVA

Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072

Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ve
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
RECIBIDO
02 MAR -5 AM 10: 27

Caracas, 5 de abril de 2002

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

A los fines de su debida aprobación, me permito acompañarle convocatoria que será publicada en la prensa local para la **Asamblea General Ordinaria de Accionistas** de esta compañía, cuya fecha ha sido fijada para el **18 de abril de 2002**. Asimismo, anexamos los siguientes documentos:

- Estados Financieros Consolidados, años terminados el 31 de diciembre de 2001.
- Informe de los Comisarios.
- Proposición que presentará la Junta Directiva.

Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072

Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ve
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 18 de abril de 2002, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2001, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.

3° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 24 de marzo de 2002.

Caracas, 12 de abril de 2002

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072

Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaito, Caracas 1060,
Apartado Postal 2046 Caracas 1010-A Ve
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS
18 ABRIL DE 2002

PROPOSICION

TERCER PUNTO DE LA CONVOCATORIA.- Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de Dos Bolívares (Bs. 2,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2001, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago durante el presente año, en una o más porciones.

Igualmente, se solicita delegar en la Junta Directiva la fijación de la fecha de registro y pago en la oportunidad señalada.

Caracas, 19 de marzo de 2002

Señores
Accionistas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Presente

Estimados señores:

Como comisarios de la compañía Manufacturas de Papel, C.A. (MANPA) S.A.C.A., nombrados según Asamblea General Ordinaria de Accionistas de fecha de 27 de abril de 2001, hemos examinado el Balance General Consolidado de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2001 y el Estado Consolidado de Resultados del período comprendido entre el 1 de enero y el 31 de diciembre de 2001.

Nuestro examen incluyó el análisis de los Estados Financieros, entrevistas periódicas con los ejecutivos de la Compañía y otros procedimientos que consideramos necesarios de acuerdo con las circunstancias. Revisamos también el Balance General Consolidado, los Estados conexos de Resultados, Movimiento en las cuentas de Patrimonio y Flujos de Efectivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales, según informe de los Auditores Externos de la Compañía de fecha 19 de febrero de 2002, el cual debe ser considerado conjuntamente con este informe.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2001, y los resultados de sus operaciones por el período terminado en esta fecha, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Dejamos así cumplida la misión que sirvieron confiarnos, les damos las gracias y plácenos despedirnos de ustedes.

Atentamente,

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO, 31 DE DICIEMBRE DE 2001
REEXPRESADO EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2001
(Expresados en Miles de Bolívares)

ACTIVO	
ACTIVO CIRCULANTE:	
Efectivo	7.249.592
Efectos y cuentas por cobrar - neto	33.188.405
Anticipos a proveedores	1.463.996
Inventarios	25.089.918
Gastos pagados por anticipado	233.755
Otros activos circulantes	16.151.991
Total activo circulante	83.377.657
INVENTARIO DE REPUESTOS A LARGO PLAZO	1.897.330
INVERSIONES EN AFILIADAS - Neto	4.547.501
PROPIEDADES, PLANTA Y EQUIPO - Neto	226.999.429
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1.308.915
TOTAL	318.130.832
PASIVO Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	467.673
Porción circulante de préstamos a largo plazo	7.164.717
Porción circulante de obligaciones emitidas en circulación	4.690.800
Documentos por pagar	2.862.844
Cuentas por pagar	23.625.093
Gastos acumulados por pagar	3.652.013
Impuestos por pagar	339.594
Total pasivo circulante	42.802.734
PRESTAMOS A LARGO PLAZO	8.405.000
APARTADO PARA PRESTACIONES SOCIALES	4.814.206
OTROS PASIVOS Y CREDITOS DIFERIDOS	252.825
INTERESES MINORITARIOS	979.902
Total pasivo	57.254.667
PATRIMONIO	
Capital social, 2.294.009.424 acciones comunes de Bs. 10 cada una	22.940.094
Actualización de capital	46.692.596
Total capital social	69.632.690
Saldo neto actualizado para futuros aumentos de capital	119.593.551
Resultado acumulado por traducción de filial extranjera	200.063
Utilidades retenidas:	
Reserva legal	6.963.269
No distribuidas	31.576.242
Resultado por tenecia de activos no monetarios	32.910.350
Total patrimonio	260.876.165
TOTAL	318.130.832

Jacobo J.Cohén R.
Comisario Principal
C. Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO CONSOLIDADO DE RESULTADOS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2001
REEXPRESADO EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2001
(Expresados en Miles de Bolívares, Excepto Utilidad Neta Por Acción)

02 MAR -5 AM 10: 27

VENTAS NETAS	158.100.109
COSTO DE VENTAS	103.687.368
UTILIDAD BRUTA	54.412.741
GASTOS DE VENTAS	21.799.170
GASTOS GENERALES Y ADMINISTRATIVOS	10.603.714
	32.402.884
UTILIDAD EN OPERACIONES	22.009.857
OTROS INGRESOS (EGRESOS):	
Pérdida en inversiones, neto	(8.224.117)
Otros - neto	(2.999.999)
	(11.224.116)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(6.246.188)
Intereses sobre inversiones temporales	683.873
Diferencias en cambio - neto	(1.331.897)
Ganancia monetaria	3.518.701
	(3.375.511)
UTILIDAD ANTES DE IMPUESTOS	7.410.230
PROVISION PARA IMPUESTOS	2.437.228
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE AFILIADAS	4.973.002
PARTICIPACION EN RESULTADOS DE AFILIADAS	(440.892)
UTILIDAD ANTES DE INTERESES MINORITARIOS	4.532.110
INTERESES MINORITARIOS	(18.074)
UTILIDAD NETA	4.514.036
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	1,97

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

Deloitte & Touche

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados

Años terminados el
31 de diciembre de 2001 y 2000

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados
Años terminados el
31 de diciembre de 2001 y 2000